UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

NICHOLAS FINANCIAL, INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
65373J20
(CUSIP Number)
Robert Goldstein Stonehouse Road, P.O. Box 367 Millington, New Jersey 07946 (908) 542-0055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 19, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [X]

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65373J20		Page 2 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marvin H. Mahan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 110,666 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 110,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%

14	TYPE OF REPORTING PERSON * IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 3 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ingrid T. Mahan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 110,666 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 110,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%

14	TYPE OF REPORTING PERSON * IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 4 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Roger Mahan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 80,000 SHARED VOTING POWER 630,132 SOLE DISPOSITIVE POWER 80,000 SHARED DISPOSITIVE POWER 630,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 710,132

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%

14	TYPE OF REPORTING PERSON * IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 5 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gary Mahan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 400 SHARED VOTING POWER 630,132 SOLE DISPOSITIVE POWER 400 SHARED DISPOSITIVE POWER 630,132

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,532

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%

14	TYPE OF REPORTING PERSON * IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 6 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Ernst

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 630,532 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 630,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,532

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%

14	TYPE OF REPORTING PERSON * IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 7 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nancy Ernst

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 630,532 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 630,532

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 630,532

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%

14	TYPE OF REPORTING PERSON * IN

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 8 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mahan Family, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 362,368 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 362,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,368

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%

14	TYPE OF REPORTING PERSON * OO

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 9 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mahan Children, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 267,764 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 267,764

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 267,764

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%

14	TYPE OF REPORTING PERSON * OO

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP No. 65373J20		Page 10 of 16 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Grenma, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS * WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION US Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 110,666 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 110,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,666

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%

14	TYPE OF REPORTING PERSON * CO

*  SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1.	Security and Issuer

Common Stock, no par value Nicholas Financial, Inc. 2454 McMullen Booth Road Building C Clearwater, Florida 33759

Item 2.	Identity and Background

        This statement is being jointly filed by each of the following persons:

        Marvin H. Mahan, Ingrid T. Mahan, Roger Mahan, Gary Mahan, Nancy Ernst, Kenneth Ernst, Mahan Family, LLC, Mahan Children, LLC and Grenma, Inc.

        (i)     Marvin H. Mahan and Ingrid T. Mahan, husband and wife, are United States citizens whose residence address is 6268 Palma Del Mar #110E, St. Petersberg, Florida 33715. Marvin H. Mahan and Ingrid T. Mahan are both currently retired.

        (ii)     Roger Mahan is an adult son of Marvin H. Mahan and Ingrid T. Mahan and is a United States citizen. Roger Mahan’s residence address is 3 Timber Ridge Road, Far Hills, New Jersey 07931. Roger Mahan is currently Vice President of Oxford Development, Inc., a New Jersey corporation (“Oxford Development”). Oxford Development is in the business of real estate development and investments and currently has multiple interests in rental property, undeveloped land and active businesses. Oxford Development’s address is Stonehouse Road, P.O. Box 367, Millington, New Jersey 07946.

        (iii)     Gary Mahan is an adult son of Marvin H. Mahan and Ingrid T. Mahan and is a United States citizen. Gary Mahan’s residence address is 53 Cross Road, Basking Ridge, New Jersey 07920. Gary Mahan is currently the President of Oxford Development.

        (iv)     Nancy Ernst and Kenneth Ernst, husband and wife, are United States citizens whose residence address is 2229 Washington Valley Road, Martinsville, New Jersey 08836. Nancy Ernst and Kenneth Ernst are currently retired. Nancy Ernst is an adult daughter of Marvin H. Mahan and Ingrid T. Mahan.

        (v)     Mahan Family, LLC is a New Jersey limited liability company. Roger Mahan, Nancy Ernst and Gary Mahan are equity holders in, and the sole managers of, Mahan Family, LLC. Mahan Family, LLC’s principal business is holding equity and other investments. The address of Mahan Family, LLC’s principal business and principal office is Stonehouse Road, P.O. Box 367, Millington, New Jersey 07946.

        (vi)     Mahan Children, LLC is a New Jersey limited liability company. Roger Mahan, Nancy Ernst and Gary Mahan are the sole equity holders in, and managers of, Mahan Children, LLC. Mahan Children, LLC’s principal business is holding equity and other investments. The address of Mahan Children, LLC’s principal business and principal office is Stonehouse Road, P.O. Box 367, Millington, New Jersey 07946.

Page 11 of 16 Pages

        (vii)     Grenma, Inc., is a U.S. Virgin Islands corporation. Marvin H. Mahan is the sole director and president of Grenma, Inc. and Ingrid T. Mahan is the sole shareholder of Grenma, Inc. Grenma, Inc.‘s principal business is the ownership and operation of a manufactured home community of approximately 125 home sites situated outside of Christiansted, St. Croix, U.S. Virgin Islands. The address of Grenma, Inc.‘s principal business and principal office is 4034 and 4035 Christiansted, St. Croix, U.S. Virgin Islands 00820.

        During the last five years, none of the persons set forth in paragraphs (i)-(v) of this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

        As more fully set forth in Item 4 below, the reporting persons are making this single, joint filing because they may be deemed to comprise a group within the meaning of Section 13(d)(3) of the Act. Of the filing persons, each of Marvin H. Mahan, Ingrid T. Mahan, Mahan Family, LLC and Mahan Children, LLC has previously filed a Schedule 13G with respect to ownership of shares of Common Stock of Nicholas Financial, Inc. (the “Company”). The reporting persons acquired the shares of Common Stock reported herein through open market purchases and the conversion of certain promissory notes, all of which were funded from the personal funds and working capital of the reporting persons. No shares of Common Stock have been purchased by any of the reporting persons since August 21, 2002.

Item 4.	Purpose of Transaction.

        The reporting persons each acquired their respective shares of Common Stock for investment purposes only and such shares were not acquired and are not being held for the purpose of or with the effect of changing or influencing the control of the Company and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. As set forth in Item 5 below, the reporting persons sold an aggregate of 400,000 shares of Common Stock in a recent public offering of Common Stock by the Company and certain selling shareholders.

        Except as set forth above, the reporting persons have no plans or proposals which relate to or would result in:

        (a)     The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

Page 12 of 16 Pages

        (b)     An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c)     A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d)     Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)     Any material change in the present capitalization or dividend policy of the Company;

        (f)     Any other material change in the Company’s business or corporate structure;

        (g)     Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any other person;

        (h)     Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i)     A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)     Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

        (a)-(b)     Information concerning the amount and percentage of shares of Common Stock beneficially owned by each reporting person is set forth below.

Reporting Person	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power	Aggregate Beneficial Ownership	Percentage of Outstanding Shares
Marvin H. Mahan	0	110,666(1)	110,666(1)	1.7%
Ingrid T. Mahan	0	110,666(1)	110,666(1)	1.7%
Roger Mahan	80,000	630,132(2)	710,132(2)	10.9
Gary Mahan	400(3)	630,132(2)	630,532(2)(3)	9.7%
Nancy Ernst	0	630,532(2)(4)	630,532(2)(4)	9.7%
Kenneth Ernst	0	630,532(2)(4)	630,532(2)(4)	9.7%
Mahan Children, LLC	0	267,764	267,764	4.1%
Mahan Family, LLC	0	362,368	362,368	5.6%
Grenma, Inc.	0	110,666	110,666	1.7%

Page 13 of 16 Pages

(1)	Includes the shares owned by Grenma, Inc. Marvin H. Mahan is the sole director and president of Grenma, Inc. and Ingrid T. Mahan, the wife of Marvin H. Mahan, is the sole shareholder of Grenma, Inc. Each of Marvin H. Mahan and Ingrid T. Mahan may be deemed to beneficially own the shares owned by Grenma, Inc.
(2)	Includes the shares owned by Mahan Family, LLC and Mahan Children, LLC. Roger Mahan, Nancy Ernst and Gary Mahan are (i) equity holders in, and the sole managers of, Mahan Family, LLC and (ii) the sole equity holders in, and managers of, Mahan Children, LLC and each may be deemed to beneficially own the shares owned by such entities.
(3)	Includes 400 shares owned by Brett Mahan, the son of Gary Mahan.
(4)	Includes 400 shares owned by Cory Ernst, the son of Kenneth Ernst and Nancy Ernst.

        (c)     On May 19, 2004, in connection with a public offering of Common Stock by the Company and certain selling shareholders, the following reporting persons sold the following number of shares of Common Stock at a price of $8.00 per share, less a commission of $0.56 per share:

Nancy and Kenneth Ernst - 35,666 shares
Roger Mahan - 32,220 shares
Grenma, Inc. - 50,000 shares
Ingrid Mahan - 11,666 shares
Marvin Mahan - 33,998 shares
Mahan Family, LLC - 111,450 shares
Mahan Children, LLC - 125,000 shares

        (d)     None.

        (e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        See the information set forth in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

        (a)     Joint Filing Agreement dated June 16, 2004.

Page 14 of 16 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2004.

By:  /s/ Marvin H. Mahan
        Marvin H. Mahan

By:  /s/ Ingrid T. Mahan
        Ingrid T. Mahan

By:  /s/ Roger Mahan
        Roger Mahan

By:  /s/ Gary Mahan
        Gary Mahan

By:  /s/ Nancy Ernst
        Nancy Ernst

By:  /s/ Kenneth Ernst
        Kenneth Ernst

MAHAN FAMILY, LLC

By:  /s/ Roger Mahan
        Roger Mahan, manager

MAHAN CHILDREN, LLC

By:  /s/ Roger Mahan
        Roger Mahan, manager

GRENMA, INC.

By:  /s/ Marvin H. Mahan
        Marvin H. Mahan, president

Page 15 of 16 Pages

EXHIBIT

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: June 16, 2004

By:  /s/ Marvin H. Mahan
        Marvin H. Mahan

By:  /s/ Ingrid T. Mahan
        Ingrid T. Mahan

By:  /s/ Roger Mahan
        Roger Mahan

By:  /s/ Gary Mahan
        Gary Mahan

By:  /s/ Nancy Ernst
        Nancy Ernst

By:  /s/ Kenneth Ernst
        Kenneth Ernst

MAHAN FAMILY, LLC

By:  /s/ Roger Mahan
        Roger Mahan, manager

MAHAN CHILDREN, LLC

By:  /s/ Roger Mahan
        Roger Mahan, manager

GRENMA, INC.

By:  /s/ Marvin H. Mahan
        Marvin H. Mahan, president

Page 16 of 16 Pages